EXECUTION COPY


07054956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Liquor Barn Income Fund
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Liquor Stores Income Fund
(Name of Person(s) Furnishing Form)\

Trust Units
(Title of Class of Subject Securities)

53635C 10 5
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 10, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- *Letter to Shareholders
- *Offer to Purchase and Circular, dated April 10, 2007 (the "Circular")
- *Letter of Acceptance and Transmittal
- *Notice of Extension, dated May 14, 2007
- *Notice of Change, Variation and Extension, dated May 28, 2007
- *Amended Letter of Acceptance and Transmittal
- Mailing to Shareholders

Item 2. Informational Legends

See page (iii) of the Circular.

---

*Previously furnished.

Attention Liquor Barn Unitholders:

Liquor Stores has raised the exchange value of its offer to 0.57 of a Liquor Stores unit from 0.53.

Liquor Barn trustees unanimously recommend the enhanced Liquor Stores offer.

So do 11 Liquor Barn founders, who own 13% of the units.

PLEASE TENDER BEFORE JUNE 7.

Liquor Stores Income Fund is offering you:

- **A premium of 48.2% (based on our closing price on May 25, 2007) over the $8.40 price of your Liquor Barn Units on April 9, 2007, the day prior to announcement of our offer**
- **An immediate 10.3% increase in monthly cash distributions**
- **Ownership in the leading independent liquor store retailer in Alberta and B.C.**
- **A tax-deferred exchange for Canadian income tax purposes**
- **A proven track record of value creation with a total return of 148% since inception**

IMPORTANT
INSTRUCT YOUR BROKER TODAY TO TENDER YOUR UNITS TO THIS OFFER.
FOR ASSISTANCE PLEASE CONTACT: GEORGESON
NORTH AMERICAN TOLL-FREE AT 1-866-656-4120

TO PRESERVE THE VALUE OF YOUR UNITS AND GET THE BENEFITS OF OUR OFFER, TENDER YOUR UNITS BEFORE THE JUNE 7 EXPIRY DATE.


LIQUOR
DEPOT
LIQUOR
WORLD
LIQUOR STORES INCOME FUND

Please see important information on the reverse

Important Information for Liquor Barn Unitholders

The offer is made solely pursuant to the offer to purchase and takeover bid circular, together with the notice of extension and notice of change, variation and extension, each filed with the provincial securities commissions in Canada, which contains the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn securityholders in their entirety. These and all other documents relating to the offer may be accessed on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com, on Liquor Stores' website at www.liquorstoresincomefund.ca or by contacting the Vice President, Finance and Chief Financial Officer of Liquor Stores GP Inc. at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1 (Telephone: (780) 917 4179).

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for Liquor Barn unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment. Liquor Barn unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has previously been filed by Liquor Stores Income Fund.

Any change in the name or address of the agent for service of process of Liquor Stores Income Fund shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 31, 2007.

LIQUOR STORES INCOME FUND
By: Liquor Stores GP Inc., its administrator



By:______________________________
Name: Patrick de Grace
Title: Vice President Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1*	Newspaper advertisement
2.1*	Annual Information Form of Liquor Stores Income Fund dated March 30, 2007
2.2*	Comparative financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2006 of Liquor Stores Income Fund
2.3*	Management's Discussion and Analysis of Financial Condition and Results of Operations of Liquor Stores Income Fund for the fiscal year ended December 31, 2006
2.4*	Management Information Circular of Liquor Stores Income Fund dated April 13, 2006 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders held on May 12, 2006
2.5*	Material Change Report, dated April 20, 2007
2.6*	Management Information Circular of Liquor Stores Income Fund dated April 11, 2007 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders to be held on May 15, 2007
2.7*	Management's Discussion and Analysis of Financial Condition and Results of Operations of Liquor Stores Income Fund for the fiscal quarter ended March 31, 2007
2.8*	Comparative financial statements for the quarter ended March 31, 2007 of Liquor Stores Income Fun

*Previously furnished.

END